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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended June 30, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 0-26802

 A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                        CHECKFREE CORPORATION 401(k) PLAN




 B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              CHECKFREE CORPORATION
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092


   ====================================================================

                        CHECKFREE CORPORATION 401(k) PLAN


                              FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2002 AND 2001
                      AND FOR THE YEAR ENDED JUNE 30, 2002
                        AND INDEPENDENT AUDITORS' REPORT


INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Description                                                                          Page Number
-----------                                                                          -----------

INDEPENDENT AUDITORS' REPORT                                                              1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
   as of June 30, 2002 and 2001                                                           2

Statement of Changes in Net Assets Available for
   Benefits for the Year Ended June 30, 2002                                              3

Notes to Financial Statements                                                            4-6

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Part IV, Line 4I, Schedule of
   Assets Held for Investment Purposes as of June 30, 2002*                               7

* Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Signature                                                                                 8

The following exhibit is being filed herewith:

Exhibit No.       Description

23                Independent Auditors' Consent


INDEPENDENT AUDITORS' REPORT

Plan Administrator and Participants
CheckFree Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CheckFree Corporation 401(k) Plan (the "Plan") as of June 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Atlanta, Georgia
December 16, 2002

                        CHECKFREE CORPORATION 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              JUNE 30,
                                                       ------------------------
                                                         2002          2001
                                                       -----------   ----------

                                     ASSETS

INVESTMENTS, at fair value:
     Mutual funds ................................    $23,947,184    $26,237,399

     Common collective funds .....................     23,513,440     23,362,928

     CheckFree Corporation common stock fund .....      4,684,286             --

     CheckFree Corporation common stock ..........             --      6,534,149

     Participant loans ...........................      1,164,206      1,193,566
                                                      -----------    -----------
          Total investments ......................     53,309,116     57,328,042
                                                      -----------    -----------

RECEIVABLES:

     Employer contributions ......................      3,228,879      3,621,179

     Employee contributions ......................             --        425,127
                                                      -----------    -----------
          Total receivables ......................      3,228,879      4,046,306
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS ................    $56,537,995    $61,374,348
                                                      ===========    ===========

                       See notes to financial statements.

                        CHECKFREE CORPORATION 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                   YEAR ENDED
                                                                 JUNE 30, 2002
                                                                 --------------


ADDITIONS (DEDUCTIONS):
Investment income:
     Interest and dividends.....................................   $    646,476

     Net depreciation in fair value of investments..............    (14,299,071)
                                                                   ------------

                                                                    (13,652,595)

Investment expenses ...........................................        (137,782)
                                                                   ------------
            Net investment loss ...............................     (13,790,377)
                                                                   ------------

Contributions:
     Employer contributions ..................................        3,229,642

     Employee contributions ..................................        9,831,924

     Rollovers................................................          515,602
                                                                   ------------
            Total contributions ..............................       13,577,168
                                                                   ------------

Distributions to participants ................................       (4,605,092)

Administrative expenses ......................................          (18,052)
                                                                   ------------
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    (4,836,353)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year .......................................       61,374,348
                                                                   ------------
     End of year..............................................     $ 56,537,995
                                                                   ============


                       See notes to financial statements.

                       CHECKFREE CORPORATION 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
       AS OF JUNE 30, 2002 AND 2001 AND FOR THE YEAR ENDED JUNE 30, 2002


1. DESCRIPTION OF PLAN

      The following brief description of the CheckFree Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution savings plan covering all employees of CheckFree Corporation (the "Company") who work twenty hours per week or greater. An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees who have completed 1,000 hours of service and are employed on the last day of the Plan year, or an employee who dies, becomes disabled, or retires during the year is eligible to receive the employer-matching contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Administration - The Plan is administered by the Company. AMVESCAP National Trust Company ("AMVESCAP") is the trustee and recordkeeper for the Plan. All administrative fees paid to the trustee in order to manage the Plan are paid by the Company. Administrative fees related to loan set-up and maintenance charges and investment expenses are paid by the Plan.

      Contributions - Eligible employees of the Company may elect to defer 1% to 80% of their annual income for retirement, up to a maximum of $11,000 annually for employees under 50 years of age or $12,000 annually for employees 50 years old or older. The Company matches 100% of the participant's contribution up to a maximum $1,000 contribution per employee in Company common stock. The Company, at its discretion, may make additional matching contributions into the Plan. In 2002, the Company made a discretionary matching contribution of $1,458,000, which was determined based on a percentage of individual participants' contributions during the plan year.

      Participant Accounts - Each participants' account is credited with the participants' contributions and an allocation of the Company's contributions and Plan earnings (losses) and charged with any administrative expenses associated with distributions. Allocations are based on the participants' account balance as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

      Vesting - Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in the matching employer contribution and any discretionary contributions made into the Plan.

      Participant Loans - Loans are recorded at an amount equal to their remaining principal balance. Loan terms range from one to fifteen years, are collateralized by the balance in the participant's account, and bear interest at rates determined by the Plan trustee. Participants may borrow a minimum of $1,000 up to a maximum of 50% of the borrower's plan account, not to exceed $50,000. Interest rates ranged from 5.75% to 10.50% and 7.50% to 10.50% as of June 30, 2002 and 2001, respectively. Principal and interest are paid ratably through monthly payroll deductions.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                        CHECKFREE CORPORATION 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

      Payment of Benefits - A participant's account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59-1/2. A participant's account balance may be withdrawn upon retirement (age 62) or termination of employment. A participant must commence receiving benefits by age 70-1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

      Investment Options - Participants may change their investment options at any time during the Plan year. Through December 16, 2001, a participant could direct employee contributions in any of 15 investment options:
      Invesco International Equity Trust, Invesco 500 Index Trust, Invesco Stable Value Trust, Invesco Total Return Trust, AIM Premier Equity Fund, AIM Constellation Fund, Invesco Telecommunications, Invesco Health Sciences, Invesco Leisure, Invesco Technology II, Invesco Financial Services, Invesco Small Company Growth, American Bond Fund of America, Janus Mercury and MAS Mid Cap Value Investor.

      On December 17, 2001, the CheckFree Corporation Company Stock Fund (the "Stock Fund") was established as a new investment alternative. The Stock Fund is comprised of shares of CheckFree Corporation common stock and an investment in the Invesco Cash Reserve Fund. Prior to this time participants received CheckFree Corporation stock through employer contributions, but participants could not elect to direct employee contributions for the purchase of stock and could not sell shares of the stock which were held in their accounts except upon distribution. Upon establishment of the Stock Fund, CheckFree Corporation common stock held by participants was converted in to units of the Stock Fund. The Stock Fund allows for participant-directed contributions to and sales from the fund. The employer match is made in units of the Stock Fund, and employees may elect to sell those units after a period of one year.

2. SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective funds are valued at fair value based on quoted market prices of the underlying instruments. CheckFree Corporation common stock is valued at its quoted market price. The CheckFree Corporation Company Stock Fund is valued at fair value based on the quoted market price of the underlying stock. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with various investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      Payment of Benefits - Benefits are recorded when paid.

                        CHECKFREE CORPORATION 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

3. INVESTMENTS

      The following table presents the fair values of investments as of June 30. Investments that represent 5% or more of the Plan's net assets are separately identified:



                                                                                                      2002           2001
                                                                                                    -----------   -----------

Invesco 500 Index Trust, 444,105 and 397,986 shares, respectively ...............................   $10,760,660   $11,764,454

AIM Constellation Fund, 483,987 and 458,196 shares, respectively ................................     9,152,189    11,152,487

AIM Premier Equity Fund, 882,009 and 839,333 shares, respectively ...............................     7,523,539     9,862,167

Invesco Stable Value Trust, 5,713,314 and 4,707,024 shares, respectively ........................     5,713,314     4,707,024

CheckFree Corporation Company Stock Fund, 504,229 and 0 units,
      respectively...............................................................................     4,684,286            --

CheckFree Corporation Common Stock, 0 and 186,317 shares, respectively ..........................            --     6,534,149

Invesco International Equity Trust, 234,309 and 220,056 shares, respectively ....................     4,426,099     4,249,287

American Bond Fund of America, 254,053 and 190,080 shares, respectively .........................     3,152,800     2,446,326

Others..........................................................................................      7,896,229     6,612,148
                                                                                                    -----------   -----------
                                                                                                    $53,309,116   $57,328,042
                                                                                                    ===========   ===========

        During the year ended June 30, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as follows:



Mutual funds...............................................        $ (6,699,066)

Common collective funds....................................          (2,539,711)

CheckFree Corporation common stock and Company Stock Fund            (5,060,294)
                                                                   ------------
                                                                   $(14,299,071)
                                                                   ============



4. TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated March 11, 1996 that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds and common collective funds managed by AMVESCAP, the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative expenses and audit fees paid on behalf of the Plan by the sponsor, CheckFree Corporation, were $5,890 for the year ended June 30, 2002. Fees paid to AMVESCAP by the Plan were $155,834 for the year ended June 30, 2002.

                              SUPPLEMENTAL SCHEDULE

                       (See Independent Auditors' Report)
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                  JUNE 30, 2002



                                                       DESCRIPTION OF INVESTMENT INCLUDING
PARTY-IN-INTEREST    IDENTITY OF ISSUE, BORROWER,    DATE, RATE OF INTEREST, COLLATERAL,                              CURRENT
   TO THE PLAN          LESSOR, OR SIMILAR PARTY           PAR, OR MATURITY VALUE              SHARES       COST(1)    VALUE
-----------------  --------------------------------  -----------------------------------    -----------     ------    --------

        *          AMVESCAP National Trust Company  Invesco 500 Index Trust                     444,105             $ 10,760,660

        *          AMVESCAP National Trust Company  AIM Constellation Fund                      483,987                9,152,189

        *          AMVESCAP National Trust Company  AIM Premier Equity Fund                     882,009                7,523,539

        *          AMVESCAP National Trust Company  Invesco Stable Value Trust                5,713,314                5,713,314

        *          AMVESCAP National Trust Company  Invesco International Equity Trust          234,309                4,426,099

        *          AMVESCAP National Trust Company  Invesco Total Return Trust                   76,909                2,613,367

        *          AMVESCAP National Trust Company  Invesco Leisure                              20,370                  691,554

        *          AMVESCAP National Trust Company  Invesco Health Sciences                      12,587                  539,848

        *          AMVESCAP National Trust Company  Invesco Financial Services                   20,582                  537,386

        *          AMVESCAP National Trust Company  Invesco Technology II                        22,802                  488,186

        *          AMVESCAP National Trust Company  Invesco Small Company Growth                 31,502                  309,038

        *          AMVESCAP National Trust Company  Invesco Telecommunications                   18,089                  160,089

                   American Funds                   American Bond Fund of America               254,053                3,152,800

                   Janus Funds                      Janus Mercury                                45,370                  725,005

                   MAS Funds                        MAS Mid Cap Value Investor                   39,570                  667,550

        *          CheckFree Corporation            CheckFree Corporation Common
                                                      Stock Fund                                504,229                4,684,286

        *          Participant loans                Various participant loans, interest rates
                                                    ranging from 5.75% to 10.5%, maturing
                                                    through 2017                                                       1,164,206
                                                                                                                  --------------
                                                                                                                   $  53,309,116
                                                                                                                  ==============


(1) Cost amounts not presented for participant-directed funds.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                      CHECKFREE CORPORATION 401(k) PLAN


Dated:  December 20, 2002                   /s/ Jacquelyn Whitehead
                                            -----------------------------------
                                            By:    Jacquelyn Whitehead
                                            Title: Plan Fiduciary

                        CHECKFREE CORPORATION 401(k) PLAN
                           ANNUAL REPORT ON FORM 11-K
                       FOR FISCAL YEAR ENDED JUNE 30, 2002

                                INDEX TO EXHIBITS


Exhibit No.       Description                                 Page Number
-----------       -----------                                 ------------

   23              Independent Auditors' Consent                    10